SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)

                          Life Medical Sciences, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    53215M101
                                    ---------
                                 (CUSIP Number)

                              Keith Moskowitz, Esq.
                     c/o Ehrenreich, Eilenberg & Krause, LLP
                     11 East 44th Street, New York, NY 10017
                                 (212) 986-9700
                                 --------------
             (Name,  Address  and  Telephone  Number  of  Person
               Authorized to Receive Notices and Communications)

                                 March 21, 2002
                                ----------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  53215M101                 13D               Page  2  of  7



1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

      Aran Asset Management, S.A.

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [  ]
                                                                  (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      Switzerland


NUMBER OF        7.  SOLE VOTING POWER           5,390,000
SHARES           8.  SHARED  VOTING  POWER       None
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER    5,390,000
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER    None
REPORTING
PERSON  WITH

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      5,390,000

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      24.4%

12.   TYPE  OF  REPORTING  PERSON
      IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM  1.        SECURITY  AND  ISSUER

     Security:  Common  Stock,  par  value  $.001  per  share  ("Common  Stock")
                (CUSIP  No.  53215M101)

     Issuer:    Life  Medical  Sciences,  Inc.
                P.O.  Box  219
                Little  Silver,  New  Jersey  07739

ITEM  2.        IDENTITY  AND  BACKGROUND

     The person filing this report is Aran Asset Management S.A. ("Aran" or the "Reporting Person"). Aran is organized under the laws of Switzerland. Its principal executive offices are located at Alpenstrasse 11, P.O. Box 4010, 6304 Zug/Switzerland. The principal business of Aran is asset management and investment advisory services.

     Schedule A sets forth, as of the date hereof, the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of (i) each director and executive officer of Aran, (ii) each controlling person of Aran and (iii) each executive officer and director of any corporation or other person that ultimately controls Aran The persons referred to in the preceding clauses (i) through (iii) are sometimes collectively referred to as, "Aran Affiliates."

     Since March 21, 1997, neither Aran, nor, to the knowledge of Aran, any Aran Affiliate, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Since March 21, 1997, neither Aran, nor, to the knowledge of Aran, any Aran Affiliate, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.        SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          A total of $646,800 was paid by the Reporting Person to acquire the securities disclosed in this report. Such funds represent funds belonging to clients of the Reporting Person for whom the Reporting Person provides asset management and investment advisory services. The Reporting Person holds the securities covered by this report as a fiduciary for the benefit of such clients.

ITEM  4.      PURPOSE  OF  TRANSACTION.

     The purpose of the transaction covered by this report is investment for the benefit of the Reporting Person's customers. The securities of the issuer were acquired in the ordinary course of business of the Reporting Person. The Reporting Person has no plans or proposals that relate to or that would result in any of the events described in Item 4. The Reporting Person reserves the right, in its sole discretion, to make additional investments in the issuer, and to decrease its existing investment through sale or otherwise, based on market conditions and other events as they may exist from time to time.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The information contained in items 7-10, 11 and 13 of the cover page hereof is incorporated herein by this reference.

     This report relates to 5,390,000 shares of Common Stock underlying warrants exercisable at $0.24 per share and expiring March 21, 2004.

     Not included in the Reporting Person's beneficial ownership amounts contained in this report are:

- 5,390,000 shares of Common Stock underlying warrants acquired by the Reporting Person on March 21, 2002. These warrants were exercisable at $0.12 per share and expired unexercised on June 30, 2002; and

- 5,390,000 shares of Common Stock underlying Series B Convertible Preferred Stock acquired by the Reporting Person on March 21, 2002. The preferred shares automatically convert, at an effective conversion price of $0.12 per share (subject to antidilution adjustment), into the underlying Common Stock on March 21, 2003. The preferred shares vote together with the Common Stock on an as-converted basis.

     All of the foregoing securities were acquired by the Reporting Person in a private placement by the issuer. Except as disclosed above, the Reporting Person has not engaged in any transactions in the issuer's securities.

     All of the securities disclosed in this report are held of record by the Reporting Person, with the exception of warrants to purchase 1,200,000 shares of Common Stock and Series B Convertible Preferred Shares convertible, on the conversion date, into a like number of shares of Common Stock, which are held of record by a custodian bank's nominee, Affaires Financieres SA, located in Zurich Switzerland.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The securities disclosed in this report are held by the Reporting Person as asset manager and investment adviser for the benefit of the Reporting Person's clients. The Reporting Person has sole authority to vote and dispose of these shares, which power is not revocable on less than 60 days' notice. The Reporting Person's clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

ITEM  7.      MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Not  applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July  24,  2002


                                   ARAN  ASSET  MANAGEMENT  S.A.


                                   By:  /s/  Michael  C.  Thalmann
                                       ----------------------------
                                       Name: Michael  C.  Thalmann
                                       Title: Chairman  and  CEO






ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL  VIOLATIONS  (SEE  18  U.S.C.  1001)

                                   SCHEDULE A








                                                            PRINCIPAL
NAME                     CITIZENSHIP     BUSINESS ADDRESS   OCCUPATION
--------------------  -----------------  ----------------  -------------
                                                           CHAIRMAN, CEO
 MICHAEL C.           SWISS               LPENSTRASSE 11,  AND PORTFOLIO
 THALMANN                                 PO BOX 4010,     MANAGER OF ARAN
                                          6304 ZUG         ASSET
                                          SWITZERLAND      MANAGEMENT SA
--------------------  -----------------  ----------------  -------------
 PETER K. KRAUS       SWISS                                DIRECTOR OF
                                                           REVITRAG
                                         METALSTRASSE 9A,  TREUHAND AG
                                         PO BOX 4653,     (TRUST COMPANY)
                                         6304 ZUG          LOCATED IN ZUG
                                         SWITZERLAND       SWITZERLAND
--------------------  -----------------  ----------------  -------------
 THOMAS M.                                                 DIRECTOR AND
 GRUBER               SWISS              ALPENSTRASSE 11,  PORTFOLIO
                                         PO BOX 4010,      MANAGER OF ARAN
                                         6304 ZUG          ASSET
                                         SWITZERLAND       MANAGEMENT SA
--------------------  -----------------  ----------------  -------------